EXHIBIT 99.3

Excerpts from pages 8 and 23 through 44 inclusive of Suncor Energy Inc.’s Management Proxy Circular dated March 1, 2006

APPOINTMENT OF AUDITORS

The directors and management propose that PricewaterhouseCoopers LLP be appointed as Suncor’s auditors until the close of the next annual meeting. PricewaterhouseCoopers LLP has been the company’s auditors for more than five years.

Fees payable to PricewaterhouseCoopers LLP in 2004 and 2005 are detailed below.

($)	2004	2005

Audit Fees	2 679 498	896 693
Audit-related Fees	23 050	123 792
Tax Fees	25 132	8 905
All Other Fees	6 150	6 405

Total	2 733 830	1 035 840

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of Suncor’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-related Fees

Audit-related fees were paid for professional services rendered by the auditors for preparation of reports on specified procedures as they relate to joint venture audits, attest services not required by statute or regulation, and membership fees levied by the Canadian Public Accountability Board.

Tax Fees

Tax fees were paid for international tax planning, advice and compliance.

All Other Fees

Fees disclosed under “All Other Fees” were paid for subscriptions to auditor-provided and supported tools.

None of the services described under the captions “Audit-related Fees”, “Tax Fees” and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation  S-X.

CORPORATE GOVERNANCE

Suncor’s Board of Directors is committed to maintaining high standards of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.

Suncor is a Canadian reporting issuer. Our common shares are listed on both the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE). Accordingly, our corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (CSA) and the U.S. Securities and Exchange Commission (SEC), including the Sarbanes-Oxley Act of 2002. NYSE corporate governance requirements are generally not applicable to non-U.S. companies. However, Suncor has reviewed its practices against the requirementsof the NYSE applicable to U.S. domestic companies (NYSE Standards). Based on that review, Suncor’s corporate governance practices in 2005 did not differ from the NYSE Standards in any significant respect, with the exception described below under the heading, “Compliance with NYSE Standards.”

Suncor’s Statement of Corporate Governance Practices (Statement) this year is based on the new disclosure rules adopted by the CSA, as set out in National Policy 58-201, “Corporate Governance Guidelines” (CSA Guidelines), and National Instrument 58-101, “Disclosure of Corporate Governance Practices.” This Statement has been approved by the Board of Directors, on the recommendation of its Policy, Strategy Review and Governance (board policy) Committee.

Suncor’s Statement can be found in Appendix B of this circular.

GENERAL INFORMATION

The information contained herein is given as of March 1, 2006, except as otherwise indicated. A copy of the documents set out below may be obtained on our web site at www.suncor.com, or, without charge, by any person upon request from Suncor at 112 - 4th Avenue S.W., Calgary, Alberta, T2P 2V5, by calling 1-800-558-9071, or by email requestto info@suncor.com:

1.     Suncor’s current annual report containing financial statements for the most recently completed financialyear and the report of the auditors relating thereto, together with any subsequent interim financial statements (the “annual report”); and

2.     this circular.

In addition, persons resident in the United States may obtain a copy of Suncor’s current Form 40-F and persons resident elsewhere may obtain a copy of Suncor’s current Annual Information Form, together with a copy of any pertinent information incorporated by reference therein, without charge upon request to Suncor at the addressnoted above.

Information contained in or otherwise accessible through our web site does not form a part of this circular. All such references are inactive textual references only.

Directors’ Approval

The contents and the sending of this circular have been approved by the directors of Suncor.

Janice B. Odegaard

Vice President, Associate General Counsel

and Corporate Secretary

March 1, 2006

APPENDIX A: BOARD OF DIRECTORS MEETINGS HELD AND ATTENDANCE OF DIRECTORS

The information presented below reflects Board of Directors and committee meetings held and attendance of directors for the year ended December 31, 2005.

Number of Meetings

Board of Directors	5
Environment, Health and Safety Committee	4
Human Resources and Compensation Committee	6
Audit Committee	9
Board Policy, Strategy Review and Governance Committee	5

Summary of Attendance of Directors

Director	Board Meetings Attended		Committee Meetings Attended

Mel E. Benson	5 of 5		10 of 10
Brian A. Canfield	5 of 5		11 of 11
Susan E. Crocker	3 of 3	(2)	6 of 6
Bryan P. Davies	5 of 5		13 of 13
Brian A. Felesky	5 of 5		13 of 13
John T. Ferguson	5 of 5		14 of 14
W. Douglas Ford	5 of 5		9 of 10
Richard L. George	5 of 5		N/A	(1)
Robert W. Korthals	5 of 5		8 of 8
M. Ann McCaig	4 of 5	(3)	8 of 10
Michael W. O’Brien	5 of 5		9 of 9
JR Shaw	5 of 5		11 of 11

(1) As a member of management, Mr. George does not serve on any of the standing committees of the board.

(2) Ms Crocker did not stand for re-election in 2005 and accordingly ceased to be a director as of April 28, 2005.

(3) Mrs. McCaig was absent from one board meeting that occurred shortly after the death of her spouse.

The following summarizes the current membership of each committee:

Committee	Committee Members As of February 28, 2006

Audit Committee (all members independent)	John T. Ferguson (Chair) Bryan P. Davies Brian A. Felesky	Robert W. Korthals Michael W. O’Brien

Board Policy, Strategy Review and Governance Committee (all members independent)	John R. Huff (Chair) Brian A. Canfield John T. Ferguson	W. Douglas Ford JR Shaw

Environment, Health and Safety Committee (all members independent)	M. Ann McCaig (Chair) Mel E. Benson Bryan P. Davies	Brian A. Felesky Michael W. O’Brien

Human Resources and Compensation Committee (all members independent)	Brian A. Canfield (Chair) Mel E. Benson W. Douglas Ford	John R. Huff M. Ann McCaig JR Shaw

APPENDIX B: CORPORATE GOVERNANCE SUMMARY

Statement of Corporate Governance Practices

Throughout this Statement, there are references to information available on our web site. All such information is available at www.suncor.com under the “Investor Centre” tab. Information on our web site, though referenced herein, does not form part of this Statement or this circular. In addition, shareholders may request printed copies of these materials by contacting one of the addresses set out on page 23.

Board of Directors and Director Independence (1)

The cornerstone of Suncor’s governance system is its Board of Directors, whose duty is to supervise the management of Suncor’s business and affairs.

The board is currently comprised of a majority (11 of 12 members) of independent directors.(2) The only Suncor director who is not independent is Richard L. George, Suncor’s president and chief executive officer.(3) A short biography of each Suncor director can be found starting on page 5.

The board reviews the independence of its members annually. The board has adopted independence criteria for assessing the independence of directors including additional requirements applicable to members of the Audit Committee. In general terms, the board considers a director to be independent if that director has no material relationship with the company, either as partner, shareholder or officer of an organization that has a relationship with Suncor. The board’s independence policy and criteria include a description of certain relationships that operate as a complete bar to independence. Suncor’s independence criteria are consistent with the NSYE Requirements and the CSA Guidelines. The independence criteria are set out in Appendix E.

In applying the independence criteria, the board reviews and analyzes the existence, materiality and affect of any relationships between Suncor and each of its directors, either directly, through immediate family members or as a partner, significant shareholder or officer of another organization that has a relationship with Suncor, and determines in each case whether the relationships could, or could reasonably be perceived to, materially interfere with the director’s ability to actindependently of management.

Some Suncor directors sit on the boards of other public companies. Particulars are set out in the biographical details on pages 5 to 7. (4) Some of these are companies with which Suncor has business relationships. The board has reviewed these relationships on a case-by-case basis against the independence criteria and has determined that none of these relationships impair the independence of the individual directors, as the directors do not serve as employees or executives of these other companies, their respective remuneration from these directorships is not personally material to them, and they are not personally involved in negotiating, managing, administering or approving contracts between Suncor and the other entities on whose boards they serve. The board’s conflict of interest policy, described in detail below, precludes these directors from voting with respect to any of these arrangements, should they be considered at the board level. In the event there is any discussion of these arrangements or any arrangements involving competitors of these entities at the board level, these directors absent themselves from the boardroom and do not participate.

All of the board’s four standing committees – Board Policy, Audit, Human Resource and Compensation (HR&CC) and Environment Heath and Safety (EH&S) – are comprised entirely of independent directors. Members of the Audit Committee are required to be financially literate. In addition, at least one member of the Audit Committee must be determined by the board to be an “audit committee financial expert”. The board has determined Mr. Ferguson, the chair of the Audit Committee and an independent director, to be such an expert. The criteria for assessing the financial literacy of Audit Committee members,and whether they qualify as an “audit committee financial expert”, are set out in the board terms of reference, in Appendix C.

Suncor’s independent directors meet in camera at the end of each board meeting without management present. Mr. George, as a member of management and the only Suncor director who is not independent, does not participate in these sessions. The sessions are presided over by JR Shaw, Suncor’s independent chair since April 2001.(5) The board’s committees also hold in-camera sessions without management present following each of their meetings. These sessions are presided over by the independent chairs of the respective committees. Any issues addressed at the in-camera meetings requiring action on behalf of, or communication to management, are communicated to management by the independent chair or other independent director. For information about the number of board and committee meetings held during 2005, and directors’ attendance at these meetings, see page 24.(6,7)

The roles and responsibilities of Suncor’s independent chair are set forth in a position description that has been approved by the board. The position description is set out in Appendix D.(8)

Board Mandate (9)

The Board of Directors has approved and reviews at least annually its terms of reference. The board terms of reference, as the charter of the board, includes a general overview of the board’s role in Suncor’s governance, a statement of key guidelines and policies applicable to the board and its committees, and a mandate (Board Mandate) that describes its major responsibilities, goals and duties. These range from specific matters, such as the declaration of dividends, that by law must be exercised by the board, to its general role to determine, in broad terms, the purposes, goals, activities and general characteristics of Suncor. The terms of reference provide that in general, the board is responsible for the selection,monitoring and evaluation of executive management, and for overseeing the ways in which Suncor’s business and affairs are managed, thereby assuming responsibility for the stewardship of the company. The full text of the board terms of reference is set out in Appendix C.

The Board of Directors delegates day-to-day management of Suncor’s business to Suncor’s CEO and other members of management. A management control process policy, adopted by the board, defines and sets limits on the authority delegated to management.

The following is a description of some key duties of the board as set out in the Board Mandate, with reference to the CSA Guidelines, including a description of the specific roles of board committees. The following description is not exhaustive. Formore information, please refer to Appendix C, and to the mandates of Suncor’s board committees, available on our web site.

Ethics (10) The Board Mandate explicitly recognizes that the board, through the CEO, sets Suncor’s standards of conduct,including our general moral and ethical tone, standards for compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products, and others. The Board Mandate also states that the board should be satisfied that the CEO and executive officers are creating and fostering a culture of integrity within Suncor. The board plays an active role in this area through its oversight of Suncor’s business conduct code and compliance program (see Ethical Business Conduct on page 30), and through its assessment and evaluation of the performance of the CEO.  The CEO’s position description includes an accountability for setting a high ethical tone for the organization as a whole and fostering a culture of integrity throughout the organization. (See Position Descriptions on page 29).

Strategic Planning One of the board’s major duties is to review with management Suncor’s mission, objectives and goals, and the strategies for achieving them. The board is responsible for ensuring Suncor has an effective strategic planning process, and for annually approving the budget and the strategies reflected in Suncor’s long range plan. A board meeting principally devoted to corporate strategy is held annually. The Board Policy Committee assists the board by annually assessing Suncor’s planning and budgeting processes, and by reviewing and providing advice with respect to the early stages of key strategic initiatives and projects. It also works with management to design the annual strategy meeting,and assesses the effectiveness of this meeting.

Risk Oversight One of the major responsibilities of the board is to oversee the identification of the principal risks of Suncor’s business and ensure there are systems in place to effectively monitor and manage them. To that end, the board undertakes an annual principal risk review. This includes an identification, classification and assessment of the principal risksof our business and an overview of risk management and mitigation strategies. Each principal risk is mapped to a board committee, or the full board, as appropriate, for oversight, and to the CEO and other members of senior management with the key accountability in each risk area. The Audit Committee oversees the board’s risk management governance model by conducting periodic reviews to reflect the principal risks of our business in the mandates of the board and its committees. For example, the EH&S Committee plays a role in reviewing environmental, health and safety issues and reporting to theBoard of Directors on these matters. The Audit Committee reviews financial risk management issues, programs and policies,including cash management, insurance and the use of financial derivatives. The Board Policy Committee assists the boardby reviewing and assessing emerging risk areas that do not fall under the mandate of another board committee.

Succession Planning and Monitoring/Evaluating Senior Management The board ensures the continuity of executive management by appointing a chief executive officer and overseeing succession planning for that key role. The HR&CC is specifically mandated to assist the board in this regard, by ensuring that appropriate executive succession planning and performance evaluation programs and processes are in place and are operating effectively. The HR&CC also reviews and reports to the Board of Directors on the succession plan for senior management positions, including the position of CEO. The HR&CC conducts an annual review of the CEO’s performance against predetermined goals and criteria,and recommends to the board the total compensation of the CEO. (See Compensation, on page 31 as well as the Report on Executive Compensation on page 10).

Communication/Disclosure Policy Suncor has a disclosure policy, called “Communication with the Public”, that establishes guidelines and standards for Suncor’s communications with shareholders, investment analysts, other stakeholders and the public generally. The policy includes measures to avoid selective disclosure of material information, identifies designated Suncor spokespersons, and establishes internal review processes for key public communications. Suncor’s business conduct code (see the information under the heading, Ethical Business Conduct, on page 30), addresses Suncor’s obligations for continuous and timely disclosure of material information, and sets standards requiring directors, officers, employees and contractors trading in Suncor shares and other securities to comply with applicable law.

Suncor has disclosure controls and procedures designed to ensure that material information relating to Suncor is made known to our CEO and CFO. Suncor has a Disclosure Committee, chaired by its vice president and controller, and has designed and implemented due diligence procedures to support the financial reporting process and the certification of our financial reports by the CEO and CFO.

The Board of Directors is specifically mandated to ensure systems are in place for communication with Suncor’s shareholders and other stakeholders. Suncor interprets its operations for its shareholders and other stakeholders, through a variety of channels, including its periodic financial reports, securities filings, news releases, environmental reports, webcasts, an externalweb site, briefing sessions and group meetings. Suncor encourages and seeks stakeholder feedback through various channelsincluding corporate communications and investor relations programs, and through participation in the regulatory process.The board, either directly or through the activities of a designated board committee, reviews and approves all quarterlyand annual financial statements and related management’s discussion and analysis, management proxy circulars, annual information forms, and press releases containing significant new financial information, among others.

Internal Controls The Board of Directors is specifically mandated to ensure processes are in place to monitor and maintain the integrity of Suncor’s internal control and management information systems. The Audit Committee is specifically mandated to assist the Board of Directors by reviewing the effectiveness of financial reporting, management information and internal control systems and the effectiveness of management in ensuring the integrity and security of Suncor’s electronic information systems and records. This includes a review of the evaluation of these systems by internal and external auditors.

Corporate Governance System The Board Policy Committee assists the Board of Directors with governance issues. Among other things, this committee monitors and reviews key corporate governance requirements, guidelines and best practices, making recommendations to the board where appropriate, and reviews and approves this Statement of Corporate Governance Practices. See Board Policy Committee, under the heading, Board Committees.

Stakeholder Feedback The Board Mandate currently provides that the board should ensure Suncor has systems in place to accommodate stakeholder feedback, and that these systems are appropriately resourced. Among other feedback mechanisms, Suncor currently maintains a 1-800 phone number as well as email and regular mail addresses for stakeholder feedback and questions. Shareholders may communicate directly with Suncor’s independent chair by addressing correspondence to him at the address set out on page 23.

Expectations and Responsibilities of Directors The board terms of reference, supplemented by a board-approved accountability statement for directors, identifies the key expectations placed on board members. Directors are expected to review meeting materials in advance of board meetings, to encourage and facilitate discussion and questions at meetings. Directors must devote sufficient time and energy to their role as Suncor director to effectively discharge their duties to Suncor and the board. Board meeting dates are established well in advance and directors are expected to attend all meetings absent extenuating circumstances. Directors’ attendance records for meetings held in 2005 are set out on page 24.

Pursuant to the board terms of reference, Audit Committee members must not be members of the audit committees of more than two other public companies, unless the board determines that simultaneous service on a greater number of audit committees would not impair the member’s ability to effectively serve on Suncor’s Audit Committee.

Board Committees (11)

The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its four standing committees, each of which has a written mandate. Each of these committees is comprised solely of independent directors. Subject to limited exceptions, these committees generally do not have decision-making authority; rather, they convey their findings and recommendations on matters falling within their respective mandates to the full Board of Directors. The committees also have the authority to conduct any independent investigations into matters which fall withinthe scope of their responsibilities, and may engage external advisors (as may the full board or an individual director), at Suncor’s expense, to assist them in fulfilling their mandate.

The following is a brief summary of the key functions, roles and responsibilities of Suncor’s board committees. The complete text of the mandates of each board committee is on our web site.

Policy, Strategy Review and Governance Committee (Board Policy Committee) The Board Policy Committee assists the board in two areas: corporate governance and corporate strategy. In its governance role, the committee is mandated to determine Suncor’s overall approach to governance issues and key corporate governance principles. It also reviews key matters pertaining to Suncor’s values, beliefs and standards of ethical conduct. The committee also conducts the annual assessment of the overall performance and effectiveness of the Board of Directors, its committees, and individual directors.

In its strategy role, the committee reviews and provides advice with respect to the preliminary stages of key strategic initiatives and projects, and reviews and assesses processes relating to long range and strategic planning and budgeting.

Audit Committee The Audit Committee assists the board in matters relating to Suncor’s internal controls, internal and external auditors and the external audit process, oil and natural gas reserves reporting, financial reporting and public communication, risk management, security and certain other key financial matters.

In fulfilling its role, the Audit Committee monitors the effectiveness and integrity of Suncor’s financial reporting, management information and internal control systems. The Audit Committee exercises general oversight over the internal audit function by reviewing the plans, activities, organizational structure, qualifications and performance of the internal auditors. The appointment or termination of the chief officer in charge of internal audit is reviewed and approved by the Audit Committee.This officer has a direct reporting relationship with the committee and meets with them, in the absence of other members of management, at least quarterly. It also reviews any recommended appointees to the office of Chief Financial Officer. The committee also monitors Suncor’s business conduct code compliance program. (See Ethical Business Conduct on page 30.)

The Audit Committee plays a key role in relation to Suncor’s external auditors. It initiates and approves their engagement or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures. The Audit Committee reviews and approves, with management and external auditors, significant financial reporting issues, the conduct and results of the annual audit, and significant finance, accountingand disclosure policies and other financial matters. The Audit Committee also plays a key role in financial reporting, byreviewing Suncor’s core disclosure documents, being its annual and interim financial statements, Management’s Discussionand Analysis (MD&A) and annual information form (Form 40-F in the United States). The committee approves interim financial statements and interim MD&A and makes recommendations to the board with respect to approval of the annual disclosure documents.

The Audit Committee also plays a key oversight role in the evaluation and reporting of Suncor’s oil and natural gas reserves. This role includes review of Suncor’s procedures relating to reporting and disclosure, as well as those for providing informationto Suncor’s independent reserves evaluators (the “Evaluator”). The committee annually approves the appointment and terms of engagement of the Evaluator, including their qualifications and independence, and any changes in their appointment.Suncor’s reserves data and report of the Evaluator are annually reviewed by the committee prior to approval by the fullBoard of Directors.

The committee reviews Suncor’s key policies and practices with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. It also reviews the assets, financial performance, funding and investment strategy of Suncor’s registered pension plan, as well as the terms of engagement of the plan’s actuary and fund manager, and any significant actuarial reports. The Audit Committee oversees generally the board’s risk management governance model by conducting periodic reviews to ensure the principal risks of Suncor’s business are reflected in the mandates of the board and its committees, and reviews significant physical security management, IT security or business recovery risks and strategies to address such risks.

For additional information about Suncor’s Audit Committee, including the Audit Committee Charter and our Pre-Approval Policies and Procedures, see Suncor’s Annual Information Form dated March 1, 2006, filed at www.sedar.com.

Environment, Health and Safety Committee The Environment, Health and Safety Committee reviews the effectiveness with which Suncor meets its obligations and achieves its objectives pertaining to the environment, health and safety (EH&S). This includes the effectiveness with which management establishes and maintains appropriate EH&S policies. This committee also monitors management’s performance and emerging trends and issues in these areas. In fulfilling its role, the committee monitors the adequacy of the Suncor’s system of EH&S internal controls, and reviews quarterly management stewardship reports as well as the findings of significant external and internal EH&S investigations, assessments, reviews and audits. Suncor’s periodic sustainability report, a detailed public disclosure document that includes reporting on Suncor’s EH&S progress, plans and performance objectives, is also reviewed by the committee.

Human Resources and Compensation Committee For more information regarding the nature, scope, roles and responsibilities of the Human Resources & Compensation Committee, see “Report on Executive Compensation”, on page 10.

Position Descriptions (12)

The board has developed and approved written position descriptions for the board chair, board committee chairs and the CEO. The board has also developed and approved a written position description, called an “Accountability Statement”, for individual directors. For a summary of individual director accountabilities, see Expectations and Responsibilities of Directors, under the heading Board Mandate on page 28. The position description for the CEO includes a general description of therole as well as specific accountabilities in the areas of strategic planning, financial results, leadership, safety, government,environment and social relations, and management’s relationship with the board.

The position descriptions form part of the charter of the Board of Directors, and as such are reviewed annually by the Board Policy Committee and changes are recommended by that committee to the full board. The position descriptions are all posted on Suncor’s web site. In addition, the position description for Suncor’s board chair is set out in Appendix D.

Orientation and Continuing Education (13)

Suncor provides orientation materials to new members of the Board of Directors, and conducts a formal orientation program for each new board member. The orientation includes in-person meetings with senior management on key legal, environmental, business, financial and operational topics central to Suncor’s business and operations. The orientation also focuses on the role of the board, its committees and its directors, and the nature and operation of Suncor’s business. A Directors’ Handbook, containing information about the board and Suncor, including Suncor’s core governance documents, is presented to each director upon joining the board. The handbook is continuously updated and is available for viewing by directors through a dedicated and secure directors’ portal.(14)

Presentations and tours at the sites of Suncor’s principal operations are provided to directors on a periodic basis, often in conjunction with board meetings, for the purpose of acquainting directors with Suncor’s operations and the communities in which they are located. In 2005, in conjunction with scheduled board meetings, the directors toured Suncor’s refining and retail operations in Colorado, as well as Suncor’s oil sands operations near Fort McMurray, Alberta.

The board’s Director Continuing Education Policy encourages directors to enrol in courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on Suncor’s board, with the approval of the chairman of the board or Board Policy Committee. Through this program, Suncor’s directors have taken courses in such diverse topics as reserves evaluation, financial accounting and corporate governance.

In conjunction with board meetings, management presents focused information to directors on topics pertinent to Suncor’s business, including the impact of significant new laws or changes to existing laws, and opportunities presented by new technologies.(15) In an annual survey, directors are asked to suggest topics of interest for future information sessions.

Ethical Business Conduct (16)

Code of Conduct Sound, ethical business practices are fundamental to Suncor’s business. Suncor has a Business Conduct Code (“Code”) that applies to Suncor’s directors, officers, employees and contractors.(17) The Code requires strict compliance with legal requirements and sets Suncor’s standards for the ethical conduct of our business. Topics addressed in the Code include competition, conflict of interest and the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities, communicationsto the public, improper payments, fair dealing in trade relations, and accounting, reporting and business control. Suncor’sCode is supported by detailed policy guidance and standards, and a Code compliance program, under which every Suncor director, officer, non-union employee and independent contractor is required to certify, on an annual basis, his or her compliance with the Code, that he or she has reviewed the Code at least once during the past year, and that he or she understands the requirements of the Code.

Suncor’s board exercises stewardship over the Code in several respects. Suncor’s internal auditors audit the compliance program annually, and the director of internal audit, who has direct reporting relationships with the Audit Committee, reports on compliance to that committee. In addition, at least once annually, the Code is reviewed and if appropriate, updated. Management reports to the Board Policy Committee annually on this process, and any recommended changes are approved by the Board Policy Committee.(18) Any waivers of Code requirements for Suncor’s executive officers or members of the Board of Directors must be approved by the Board of Directors or appropriate committee thereof, and disclosed. No such waivers were granted in 2005.

Suncor encourages its employees to raise ethical concerns with Suncor management, our legal, corporate security, human resources or internal audit departments, without fear of retaliation. In addition, the board has established an “Integrity Hotline” to provide a means for Suncor employees to discuss issues of concern anonymously, with a third party service provider. The Integrity Hotline is available 24 hours a day, seven days a week. Any issues of a serious nature are investigatedby Suncor’s internal auditors or security staff. The Audit Committee receives regular updates on activities relating to theIntegrity Hotline.

Suncor’s Code of Conduct is available on Suncor’s web site, under the “Governance” tab in the Investor Centre.(19)

Conflicts of Interest (20)

The board has adopted a policy relating to directors’ conflicts of interest. Pursuant to this policy, directors are required to maintain with the Corporate Secretary a current list of all other entities in which they have a material interest, or onwhich they serve as a director, trustee or in a similar capacity. This list is made available to all directors through the directors’ portal. Directors must immediately advise the Corporate Secretary of any deletions, additions or other changes to any information in their declaration of interest. If the change involves a change in the director’s principal occupation or an appointment as director, officer or trustee of a publicly traded entity, the director must also notify the board chair, who will determine whether the change would be inconsistent with the directors’ duties as a member of the board, and in appropriate circumstances, the board chair may request the director’s resignation.

The Directors’ Conflict of Interest Policy sets out clear procedures applicable in the event conflicts arise. If a director is a party to, or has an interest in any party to, a contract or transaction before the Board of Directors (regardless of the materialityof the contract or transaction), the director must immediately advise the board chair or the Board Policy Committee chair.The director’s conflict or potential conflict is recorded in the minutes of meeting, and the director is required to absenthimself or herself from the meeting for any discussions or deliberations concerning the subject matter of the contractor transaction. The director is not allowed to vote on any resolution in respect of the contract or transaction.

The Corporate Secretary ensures that directors do not receive board materials in situations where the subject matter of those materials could involve an actual or potential conflict of interest.

Nomination of Directors (21)

The selection of new nominees for membership on Suncor’s Board of Directors is conducted by the Board Policy Committee, comprised solely of independent directors.(22) More information on the responsibilities, powers and operations of the Board Policy Committee is found on page 28.(23)

The selection process includes an annual assessment of the competencies and skills the board as a whole should possess, and of current director capabilities. The Board Policy Committee utilizes the services of executive search consulting firms, which assist the committee in developing a list of the skills, experiences, qualifications, industry experience, diversity and personal qualities desired in potential new board members, and identifying and evaluating candidates based on these criteria. The committee or an elected sub-committee reviews candidates provided by the search firm, and from that list, selects a limited number of individuals for in-depth interviews, reference checks and more detailed assessments of matters such as independence, financial acumen, potential conflicts and the ability of the candidates to devote sufficient time and attention to a Suncor board position. Throughout the process, the committee provides updates to the board and solicits input on candidates. Candidates are interviewed by members of the committee and other directors as deemed appropriate. The Board Policy Committee ultimately provides its recommendation to the full Board of Directors, which approves a nominee for submission to shareholders for election to the board.(24)

Compensation (25)

HR&CC The HR&CC, comprised entirely of independent directors, assists the board in matters pertaining to board and executive compensation.

Board Compensation The HR&CC reviews and reports to the board on directors’ compensation issues. The HR&CC has developed, in consultation with outside advisors, guidelines for director compensation based on, among other factors, directors’ roles and responsibilities and an analysis of the competitive position of Suncor’s director compensation program. The HR&CC annually reviews the competitiveness and form of board compensation, and makes recommendations to the full board on the level and form of board compensation and share ownership guidelines. The board has set director compensation based upon recommendations from this committee.

CEO and Senior Executive Compensation The HR&CC assists the board by annually reviewing the performance of the CEO and recommending his total compensation to the full board. The corporate objectives for which the CEO is responsible include a combination of corporate goals and personal goals, set annually by the Board of Directors in consultation with the HR&CC and board chair. The HR&CC annually reviews the CEO’s performance against these objectives and against the key accountabilities of his position, as set out in the CEO’s position description. The HR&CC reports its assessment to the full board which ultimately approves CEO compensation.

The HR&CC also reviews annually the CEO’s evaluation of the other executive roles within the organization and his recommendation for their total compensation.

For more information about the HR&CC and the process and criteria for determining the CEO’s total compensation, see Report on Executive Compensation, on page 10.

Assessment of Directors (26)

The Board Policy Committee annually assesses and evaluates the overall performance and effectiveness of the Board of Directors, its committees, and individual directors, both as directors and as chairs of the board or a particular board committee, if applicable. Each year, directors complete a confidential questionnaire that includes both a self-assessment and peer review to assess individual performance. The resulting data is analyzed by the Board Policy Committee, which then reports to the full Board of Directors with any recommendations for enhancing or strengthening effectiveness. The board chair reviews data relating to individual performance and conducts one-on-one meetings with each director as appropriate, focused on individual effectiveness.

Compliance with NYSE Standards

During 2005, Suncor’s corporate governance practices did not differ from the NYSE Standards in any significant respect, with the exception of certain requirements applicable to equity compensation arrangements, reflecting differences between NYSE and TSX requirements. Under NYSE Standards, all such arrangements, and material revisions thereto, are subject to shareholder approval. The TSX rules, applicable to Suncor, only require shareholder approval for plans using newly issuedshares (as opposed to open market purchases of shares). The TSX rules also differ from the NYSE Standards in that theTSX requires shareholder approval every three years of equity compensation plans that permit a rolling maximum number of securities to be issued based on a fixed percentage of outstanding securities. This three-year renewal rule does not apply to plans which are subject to a fixed maximum number of securities (all of Suncor’s equity compensation plans are subject to a fixed maximum). In addition, under the TSX rules, equity compensation plans that include a procedure for amendment need not be submitted to shareholders for amendment unless the amendment involves a reduction in exercise price or an extension of the term of options held by insiders. Generally, the stock exchange rules of NYSE and TSX are subject to limited exceptions that are not described in this summary.

(1) Reference: Form 58101F1, Item 1.	(14) Reference: Form 58101F1, Item 4(a).
(2) Reference: Form 58101F1, Item 1(c).	(15) Reference: Form 58101F1, Item 4(b).
(3) Reference: Form 58101F1, Item 1(b).	(16) Reference: Form 58101F1, Item 5.
(4) Reference: Form 58101F1, Item 1(d).	(17) Reference: Form 58101F1, Item 5(a).
(5) Reference: Form 58101F1, Item 1(f).	(18) Reference: Form 58101F1, Item 5(a)(ii).
(6) Reference: Form 58101F1, Item 1(e).	(19) Reference: Form 58101F1, Item 5(a)(i).
(7) Reference: Form 58101F1, Item 1(g).	(20) Reference: Form 58101F1, Item 5(b).
(8) Reference: Form 58101F1, Item 1(f).	(21) Reference: Form 58101F1, Item 6.
(9) Reference: Form 58-101F1, Item 2.	(22) Reference: Form 58101F1, Item 6(b).
(10) Reference: Form 58101F1, Item 5.	(23) Reference: Form 58101F1, Item 6(c).
(11) Reference: Form 58101F1, Item 8.	(24) Reference: Form 58101F1, Item 6(a).
(12) Reference: Form 58101F1, Item 3.	(25) Reference: Form 58101F1, Item 7.
(13) Reference: Form 58101F1, Item 4.	(26) Reference: Form 58101F1, Item 9.

APPENDIX C: BOARD TERMS OF REFERENCE

Part I: Overview

The Canada Business Corporations Act (the Act), Suncor’s governing statute, provides “that the directors shall manage or supervise the management of the business and affairs of a corporation . . .”. In practice, as a Board of Directors cannot “manage” a company such as Suncor in the sense of directing its day-to-day operations, the overarching role and legal duty of Suncor’s Board of Directors is to “supervise” the management of Suncor’s business and affairs. Accordingly, the Board of Directors oversees development of the overall strategic direction and policy framework for Suncor. Thisresponsibility is discharged through board oversight of Suncor’s management, which is responsible for the day-to-dayconduct of the business. The board, through the chief executive officer (CEO), sets standards of conduct, including the company’s general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the board as to the conduct of the business in the best interests of the company.

In general, then, the board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor’s business and affairs are managed. In this way, the board assumes responsibility for the stewardship of the company. Specific responsibilities which facilitate the discharge of the board’s stewardship responsibilities include: the strategic planning process, risk identification and management, ensuring that effective stakeholder communication policies are in place, and ensuring the integrity of internal controls and management information systems. These responsibilities, and others, are addressed in more detail in the board’s Mandate, comprising Part IV of these Terms of Reference.

The Board of Directors discharges its responsibilities with the assistance of board committees. The committees advise and formulate recommendations to the board, but except in limited and specifically identified circumstances, do not have the authority to approve matters on behalf of the Board of Directors. General guidelines relating to board committees comprise Part III of these Terms of Reference. In addition, each committee has a written mandate, setting out the scope of its operations, and its key roles and responsibilities. Position descriptions of the board committee chairs and the Board of Directors chair set out the related principles, framework and accountabilities for those key roles in Suncor’s board governance.

The CEO of Suncor is delegated responsibility for day-to-day management of the company and for providing the company with leadership. The CEO discharges these responsibilities by formulating company policies and proposed actions, and, where appropriate, presenting them to the board for approval. The company’s Management Control Process Policy explicitly identifies actions which have been specifically delegated to the CEO, and those which are reserved to the Board of Directors. In addition, the board has plenary power, and has the power to specify and modify the authority and duties of management as it sees fit with a view to Suncor’s best interests and in accordance with current standards. The Act also identifies certain matters which must be considered by the board as a whole and may not be delegated to a committee or to management. These matters include:

•                  any submission to the shareholders of a question or matter requiring the approval of the shareholders;

•                  the filling of a vacancy among the directors or in the office of the external auditor;

•                  the manner of and terms for the issuance of securities;

•                  the declaration of dividends;

•                  the purchase, redemption or any other form of acquisition of shares issued by the company;

•                  the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the company from the company or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•                  the approval of management proxy circulars;

•                  the approval of any take-over bid circular or directors’ circular;

•                  the approval of the audited annual financial statements of the company; and

•                  the adoption, amendment or repeal of by-laws of the company.

One of the key stewardship responsibilities of the board is to approve the company’s goals, strategies and plans, and the fundamental objectives and policies within which the business is operated, and evaluate the performance of executive management. Once the board has approved the goals, strategies and plans, it acts in a unified and cohesive manner in supporting and guiding the CEO. The CEO keeps the board fully informed of the progress of the company toward the achievement of its goals, strategies and plans, in a timely and candid manner, and the Board of Directors continually evaluates the performance of executive management toward these achievements.

Part II: Board Guidelines

The following have been adopted by the board as the guidelines applicable to the board and its operations:

•                  These Terms of Reference for the Board of Directors (which include the Board Guidelines, Committee Guidelines, Board Mandate and Board Forward Agenda, setting out the important issues that must be addressed by the Board of Directors annually), and the mandates and forward agendas of the board committees, constitute the charters of the board and committees respectively, and are reviewed by the board annually and updated as deemed appropriate. These charters are supplemented by the position descriptions for the board chair and board committee chairs, as well as the Director Accountability Statement.

•                  The CEO is responsible for leading the development of long-range plans for the company, including its goals and strategies. The board, both directly and through its committees, participates in discussions of strategy, by responding to and contributing ideas. The board annually reviews and approves the company’s annual business plan (including the annual budget), and approves the strategies as reflected in the company’s long range plan.

•                  The board believes that the appropriate size for the board is between 10 and 14 members.

•                  Directors stand for re-election annually.

•                  The Board maintains a Mandatory Retirement and Change of Circumstance policy and reviews the policy periodically to ensure it continues to serve the company’s best interests. The board maintains a policy permitting directors to retain outside advisors at the expense of the company, subject to the written approval of any of the board chair, the chair of the committee proposing to retain outside advisors, or the Board Policy Committee. In exercising their approval authority, the board, board committee chair or Board Policy Committee, as the case may be, will establish, on a case-by-case basis, reasonable monetary limits and other controls as deemed appropriate.

•                  In order to support the alignment of directors’ interests with those of Suncor’s shareholders, directors shall own during the term of their directorship $400,000 in value of Suncor common shares, DSUs or any combination thereof, to be held by each director within five years of being appointed or elected to the board.

•                  The board should be comprised of a majority of independent directors. The board has defined an independent director in written independence criteria, based on the definition adopted by the New York Stock Exchange. On an annual basis, the Board of Directors shall consider and affirmatively determine whether each individual director is independent, in accordance with the criteria.

•                  The membership of the CEO on the Board of Directors is valuable and conducive to effective decision making. However, there should generally be no more than three inside (1) directors on the Board of Directors.

•                  The board supports the separation of the role of chair from the role of CEO.

•                  The board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which include the performance of the business and the accomplishment of CEO’s qualitative and quantitative objectives as established at the beginning of each fiscal year of the company, and the creation and fostering within the company of a culture of integrity.

(1) An inside director is an officer (other than an officer serving as such in a non-executive capacity) or employee of the company.

•                  The chair will work with the CEO to establish the agenda for each board meeting. Each board member is free to suggest the inclusion of items on the agenda. Whenever feasible, important issues should be dealt with over the course of two meetings. The first such meeting would allow for a thorough briefing of the board, and the second would allow for final discussion and a decision.

•                  The board will hold at least five meetings per year, one of which shall be principally devoted to strategy. An additional meeting shall be scheduled for approval of the annual proxy circular, annual information form and other annual disclosure documents, as necessary.

•                  Whenever feasible, the board will receive materials at least one full weekend in advance of meetings. Presentations on specific subjects at board meetings will only briefly summarize the material sent so discussion at the meeting can focus on questions and issues. Directors are expected to have reviewed these materials prior to attendance at board and committee meetings, and are expected to be prepared to engage in meaningful discussion and provide considered, constructive and thoughtful feedback and commentary at meetings.

•                  Board meeting dates will be established sufficiently in advance (at least one year and longer if practical) to minimize conflict with other commitments on directors’ schedules. Directors are accordingly expected to make every reasonable effort to attend all meetings of the board and its committees, if not in person then by telephone.

•                  While the board does not restrict the number of public company boards that a director may serve on, each director should ensure that he or she is able to devote sufficient time and energy to carrying out their duties effectively.

•                  The board encourages the CEO to bring other executive officers into board meetings. The presence of such executives is expected to bring additional insights into the discussions, because of the executives’ personal involvement in, and knowledge of, specific agenda items. The benefit of exposing the board to other executives, for succession planning and career development purposes, is recognized.

•                  The board is responsible for selecting its own members, and for assessing the performance of individual directors, as well as the effectiveness of board committees and the Board of Directors as a whole. The board delegates management of the selection processes to the Board Policy, Strategy Review and Governance (Board Policy) Committee. The Board Policy Committee has established a policy for director selection. The selection process includes consideration of the competencies and skills the board as a whole should possess, against those of existing directors, and a consideration of the competencies and skills each new nominee will bring to the board, as well as their ability to devote sufficient time and attention to fulfilling the role of director. The board ultimately determines nominees that will be included in the company’s management proxy circular.

•                  The board supports the principle that its membership should represent a diversity of backgrounds, experience and skills.

•                  Succession and management development plans will be reviewed by the HR&CC, and reported annually to the board.

•                  At the conclusion of each board meeting, the Board of Directors shall meet on an “in-camera” basis without management. Such in-camera meetings shall be presided over by the independent chair. In addition, at least once annually, the independent directors will meet in the absence of both management and non-independent directors.

•                  At least once annually, the board will meet at a Suncor location other than the head office location. The purpose is to facilitate continual exposure of board members to the company’s operations and the communities in which they are carried out.

Part III: Committee Guidelines

•                  The board has four standing committees: The Audit Committee, the Board Policy, Strategy Review and Governance Committee (“Board Policy Committee”), the Human Resources and Compensation Committee (“HR&CC”), and the Environment, Health and Safety Committee (“EH&SC”). From time to time the board may create ad hoc committees to examine specific issues on behalf of the board. Each committee maintains a written mandate and reviews that mandate annually. Any recommendations to amend committee mandates are reviewed by the Board Policy Committee for recommendation to the Board of Directors.

•                  The Board Policy Committee, with input from the chairman of the board, plans board committee appointments (including the designation of a committee chair) for recommendation to and appointment by the board. The committees shall be reconstituted annually following the annual general meeting at which directors are elected by the shareholders of the company. In accordance with the company’s by-laws, unless otherwise determined by resolution of the Board of Directors, a majority of the members of a committee shall constitute a quorum for meetings of committees.

•                  Each committee shall be comprised of a minimum of three and a maximum of five directors. Each committee shall have a non-member secretary who may be a member of management of the company. The chair of each committee, in consultation with the committee secretary, shall determine the agenda for each committee meeting.

•                  Except where otherwise specified in these terms of reference or in Suncor’s by-laws, each committee shall have the power to determine its own rules of procedure.

•                  The Audit Committee will consist entirely of outside, independent directors. In addition, all members of the Audit Committee must be, in the judgement of the Board of the Directors, financially literate (1), and at least one memberof the Audit Committee must be an audit committee financial expert (1). In general Audit Committee members willnot simultaneously be members of the Audit Committee of more than two other public companies, unless the Board of Directors affirmatively determines that simultaneous service on a greater number of audit committees would not impair the member’s ability to effectively serve on Suncor’s Audit Committee. Any such determination by the Board of Directors shall be disclosed in the company’s management proxy circular.

•                  The HR&CC will consist entirely of outside, independent directors.

•                  The Board Policy Committee shall consist entirely of outside, independent directors.

•                  The chair is also an ex-officio of those committees of the board of which he is not a listed member.

•                  At the conclusion of each committee meeting, the committee shall meet on an “in camera” basis without management. Such in camera meetings shall be presided over by the chair of the committee, if an independent director, or other committee member who is an independent director, as selected by the independent directors on the committee.

Part IV: Mandate of the Board of Directors

Goals of the Board

The major goals and responsibilities of the board are to:

•                  establish policy direction and the fundamental objectives of the company;

•                  supervise the management of Suncor’s business and affairs;

•                  ensure the company has an effective strategic planning process;

•                  identify the principal risks of Suncor’s business, and ensure that there are systems in place to effectively monitor and manage these risks;

•                  annually approve the strategies reflected in Suncor’s long range plan, which takes into account, among other things, the opportunities and risks of the company’s business;

•                  protect and enhance the assets of the owners of the company and look after their interests in general;

•                  ensure the continuity of the company by assuming responsibility for the appointment of and succession to the office of the CEO, enforcing the articles and by-laws and by seeing that an effective board is maintained;

•                  make certain decisions that are not delegable, such as the declaration of dividends; and

•                  provide leadership and direction for Suncor in establishing and maintaining a high standard of corporate ethics and integrity.

(1) See Appendix A on page 39.

Major Duties

The major duties of the board are to:

1.               Foster the long-term success of Suncor. Commit to the enterprise and acknowledge that the best interests of Suncor and its shareholders must prevail over any individual business interests of the membership of the board. Represent and safeguard the interests of all shareholders while recognizing that the interests of employees, customers, suppliers,and especially the general public must also be taken into account for the enterprise to continue being able to serveits owners. Monitor and work to improve return on, security of, and prospects for enhancement of the value of shareholder investment.

2.               Determine and control in broad terms the purposes, goals, activities and general characteristics of Suncor. These duties range from establishing objectives, scope of operations, and fundamental strategies and policies and annually approving Suncor’s annual budget and the strategies reflected in its long range plan, to declaring dividends, approving annual budgets, major capital investments, mergers and acquisitions, issuance or retirement of stock, and other specific actionsthat are likely to have a substantial effect on the company or that the board is legally required to take.

3.               Review with management the mission of the company, its objectives and goals, and the strategies whereby it proposes to achieve them. Monitor the company’s progress toward its goals and plans, and assume responsibility to revise and alter the company’s direction where warranted.

4.               Appoint a CEO, monitor and evaluate his performance, provide for adequate succession to that position, and replace the CEO when appropriate. Appoint as well the other officers of the company, and in respect of the senior officers, monitor their performance, that there is adequate succession to their positions, and that they are replaced when appropriate.

5.               Ensure that the CEO is providing for achievement of acceptable current financial results relative to corporate objectives, budgets, and the economic environment, and the development of resources necessary to future success. These resources include:

•                  management competence, organization and depth;

•                  technology in exploration, production, mining, manufacturing, product design and product application;

•                  fixed assets;

•                  marketing capability – customer loyalty, distribution organization, market knowledge and so on;

•                  workforce and employee relations;

•                  financial resources, including relations with the financial community; and

•                  reputation.

6.               Establish an overall compensation policy for the company and monitor its implementation with special attention devoted to the executive group. Review the policy from time to time to ensure that it continues to be appropriate.

7.     Oversee corporate financial operations, including:

•                  capital structure management, maintaining reasonable financial flexibility and safety while achieving an appropriate return on equity;

•                  financial results reporting;

•                  allocation of assets, providing for increasing investment in areas of high return while withdrawing funds from areas producing inadequate returns;

•                  maintaining access to suitable sources of new capital;

•                  pension funds and other major employee benefit programs;

•                  dividend pay-out policy and action;

•                  selection of outside auditors for approval by the shareholders; and insurance.

8.               Identify the principal risks of the company’s business and ensure implementation and monitoring of systems to effectively manage these risks.

9.               Ensure that processes are in place to monitor and maintain the integrity of the company’s internal control and management information systems.

10.         Ensure that the company has in place appropriate environmental, health and safety policies, having regard to legal, industry and community standards, and ensure implementation of management systems to monitor the effectiveness of those policies.

11.         Ensure that systems are in place for communication and relations with stakeholder groups, including, but not limited to, shareholders; the investing public; government; employees; the financial community; and the communities in which Suncor operates. Ensure that measures are in place for receiving feedback from stakeholders, including toll free telephone and internet email communication channels that are adequately resourced to respond to appropriate enquiries. Monitor system effectiveness and significant sensitive and legally required communications.

12.         Ensure that the company has systems in place to accommodate stakeholder feedback.

13.         Collectively and individually respond constructively to requests for advice and assistance from the CEO. Provide leadership and policy direction to management with a view to establishing and maintaining a high standard of legal and ethical conduct for the company, by:

•                  taking reasonable steps to ensure that Suncor complies with applicable laws and regulations, and with its constating documents, including Articles and By-laws, and operates to high ethical and moral standards; being on the alert for and sensitive to situations that could be considered illegal, unethical or improper, and taking corrective steps;

•                  establishing the means of monitoring performance in this area with assistance of legal counsel;

•                  approving and monitoring compliance with key policies and procedures by which the company is operated; complying with the legal requirements, including those pursuant to the Canada Business Corporations Act, applicable to corporate boards of directors, including, without limitation, the duty to act honestly and in good faith with a view to the best interests of the company, and the duty to exercise the care, diligence and skill that reasonably prudent people exercise in comparable circumstances.

14.         Manage board operations, including, without limitation:

•                  subject to any required shareholder approval, fix the size of the board, review its composition and, when appropriate, identify new nominees to the board;

•                  elect a chairman, appropriate committees and committee chairmen;

•                  define the duties of the chairman of the board and the committees;

•                  determine when and where the board meets;

•                  influence the structuring of agendas and how meeting time is spent; and

•                  meet legal requirements with respect to corporate administration.

Calgary, Alberta

Adopted by resolution of the Board of Directors on February 28, 1996.

Revision Dated November 30, 2005

Appendix A to the Board Terms of Reference Financial Literacy and Expertise

For the purpose of making appointments to the company’s Audit Committee, and in addition to the independence requirements, all directors nominated to the Audit Committee must meet the test of financial literacy as determined in the judgment of the Board of Directors. Also, at least one director so nominated must meet the test of financial expert as determined in the judgment of the Board of Directors.

Financial Literacy

Financial literacy can be generally defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement. In assessing a potential appointee’s level of financial literacy, the Board of Directors must evaluate the totality of the individual’s education and experience including:

•                  The level of the person’s accounting or financial education, including whether the person has earned an advanced degree in finance or accounting;

•                  Whether the person is a professional accountant, or the equivalent, in good standing, and the length of time that the person actively has practised as a professional accountant, or the equivalent;

•                  Whether the person is certified or otherwise identified as having accounting or financial experience by a recognized private body that establishes and administers standards in respect of such expertise, whether that person is in good standing with the recognized private body, and the length of time that the person has been actively certified or identified as having this expertise;

•                  Whether the person has served as a principal financial officer, controller or principal accounting officer of a company that, at the time the person held such position, was required to file reports pursuant to securities laws, and if so, for how long;

•                  The person’s specific duties while serving as a public accountant, auditor, principal financial officer, controller, principal accounting officer or position involving the performance of similar functions;

•                  The person’s level of familiarity and experience with all applicable laws and regulations regarding the preparation of financial statements that must be included in reports filed under securities laws;

•                  The level and amount of the person’s direct experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under provisions of securities laws;

•                  The person’s past or current membership on one or more audit committees of companies that, at the time the person held such membership, were required to file reports pursuant to provisions of securities laws;

•                  The person’s level of familiarity and experience with the use and analysis of financial statements of public companies; and

•                  Whether the person has any other relevant qualifications or experience that would assist him or her in understanding and evaluating the company’s financial statements and other financial information and to make knowledgeable and thorough inquiries whether:

•                  The financial statements fairly present the financial condition, results of operations and cash flows of the company in accordance with generally accepted accounting principles; and

•                  The financial statements and other financial information, taken together, fairly present the financial condition, results of operations and cash flows of the company.

Audit Committee Financial Expert

An “Audit Committee Financial Expert” means a person who, in the judgment of the company’s Board of Directors, has the following attributes:

a.               an understanding of Canadian generally accepted accounting principles and financial statements;

b.              the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

c.               experience preparing, auditing or analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d.              an understanding of internal controls and procedures for financial reporting; and

e.               an understanding of audit committee functions.

A person shall have acquired the attributes referred to in items (a) through (e) inclusive above through:

a.               education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b.              Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.               Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.              Other relevant experience.

APPENDIX D: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR

Non-executive Chairman of the Board Suncor Energy Inc. Position Description

The following principles shape the position description and duties for the chair of the Board of Directors of Suncor Energy Inc.

•                  The board’s overarching duty is to “supervise” the management of Suncor’s business and affairs.

•                  Suncor is committed to establishing and maintaining a well-developed governance process involving the board, board committees and management.

•                  Active involvement and substantive debate is encouraged.

•                  The board supports the separation of the role of chair from the role of CEO.

•                  The board is involved in strategic policy issues.

•                  The board will strive to be the best.

With the foregoing in mind, the framework for board chair will be:

1.               The chair of the board is the chief officer of the board, appointed annually by the board with remuneration as determined by the board. The chair is not an employee or officer of the company and will be independent of management. The chair will foster and promote the integrity of the board and a culture where the board works harmoniously for the long-term benefit of the company and its shareholders.

2.               The chair will preside at meetings of the board and at meetings of the shareholders of the company, as provided for in the by-laws of the company.

3.               The chair will serve on the Board Policy, Strategy Review and Governance Committee of the board. The committee, by its mandate, assists the board in matters pertaining to governance, including the organization and composition of the board, the organization and conduct of board meetings and the effectiveness of the Board of Directors, board committees, and individual directors, in fulfilling their responsibilities. The chair is also an officio of those committees of the board of which he is not a listed member.

4.               The chair will be kept well informed on the major affairs and operations of the company, on the economic and political environment in which it operates and will maintain regular contact with the chief executive officer and other senior executive officers of the company.

The accountabilities of the chair include:

Shareholder Meetings

•                  Subject to the by-laws, chair all shareholder meetings.

•                  Review and approve minutes of all shareholder meetings.

Managing the Board

•                  Subject to the by-laws, chair all board meetings.

•                  Provide leadership to the board.

•                  In conjunction with the Board Policy, Strategy Review and Governance Committee (Board Policy Committee), ensure that processes to govern the board’s work are effective to enable the board to exercise oversight and due diligence in the fulfillment of its mandate.

•                  Identify guidelines for the conduct and performance of directors.

•                  Manage director performance.

•                  With the assistance of the corporate secretary and chief executive officer, oversee the management of board administrative activities (meeting schedules, agendas, information flow and documentation).

•                  Facilitate communication among directors.

•                  Attend committee meetings as deemed appropriate.

•                  Review and approve minutes of all board meetings prior to presentation to the board for approval.

Develop a More Effective Board

•                  Working with the Board Policy Committee, plan board and board committee composition, recruit directors, and plan for their succession.

•                  Working with the Board Policy Committee, participate in the board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

•                  Review any change in circumstance of individual directors and determine whether directors’ other commitments conflict with their duties as directors of Suncor; review requests from the CEO to sit on the board of directors of outside business organizations.

•                  Review and approve requests from directors under the board’s Directors Continuing Education Policy

Working with Management

•                  Support and influence strategy.

•                  With the assistance of the Human Resources and Compensation Committee, lead the board in evaluating the performance of the CEO.

•                  Build relationships at the senior management level.

•                  Provide advice and council to the CEO.

•                  Serve as an advisor to the CEO concerning the interests of the board and the relationship between management and the board.

Liaison with Stakeholders

•                  Share Suncor’s views with other boards and organizations when required.

•                  Although primary responsibility for the company’s relationships with the financial community, the press and other external stakeholders rests with the chief executive officer, the chair may be requested, from time to time, to attend meetings with outside stakeholders.

APPENDIX E: DIRECTOR INDEPENDENCE POLICY AND CRITERIA

Background

The purpose of this independence policy and criteria is to state the criteria by which Suncor’s board determines whether each of its directors is or is not independent.

Independence Policy

Pursuant to the terms of reference for Suncor’s Board of Directors, a majority of the Board of Directors must be independent. In addition, the Audit, Board Policy, Governance and Strategy, and Human Resources and Compensation Committees, shall be comprised solely of independent directors. The Board Policy, Governance and Strategy Committee will conduct an annual review of the status of each director and director nominee in light of the following criteria for independence, and will recommend to the board in order that the board may affirmatively determine the status of each such individual. In makingindependence determinations, the board shall consider all relevant facts and circumstances. Material relationships can includecommercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. The key concern whenassessing independence is independence from management.

Independence Criteria

A director of Suncor will be considered independent only if the board has affirmatively determined that the director has no material relationship with Suncor, either directly or as a partner, shareholder or officer of an organization that has a relationship with Suncor (NYSE corporate governance rules). A “material relationship” is one which could in the view of Suncor’s board, be reasonably expected to interfere with the exercise of the director’s independent judgment (CSA Multilateral Instrument 52-110).

Notwithstanding the foregoing, a director will NOT be considered independent if:

•                  The director is or has been within the last three years, an employee or executive officer of the company, or an immediate family member (1) is or has been within the last three years, an executive officer, of the company.

•                  The director has received, or an immediate family member has received, during any 12-month period within the last three years, more than US$100,000 in direct compensation from Suncor, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and other than compensation received by any immediate family member for service as an employee of Suncor (other than an executive officer).

•                  The director or an immediate family member is a current partner of a firm that is the company’s internal or external auditor; a director is a current employee of such a firm; or a director’s immediate family member is a current employee of such a firm and participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or a director or an immediate family member who was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the company’s audit within that time. For the purposes of this point ONLY, “immediate family member” means only a spouse, minor child or stepchild, adult child or stepchild sharing a home with the director.

•                  The director or any immediate family member is or has been within the last three years employed as an executive officer of another company where any of Suncor’s current executive officers at the same time serve on that company’s compensation committee.

•                  The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the company, for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million, or 2% of such other company’s consolidated gross revenues.

(1) Unless otherwise noted, “immediate family member” is defined to include a person’s spouse, parents, children, siblings, mothers and fathers in law, sons and daughters in law, brothers and sisters in law, and anyone other than domestic employees who shares such person’s home.

•                  Contributions to tax exempt organizations shall not be considered “payments” for the purposes of these rules, provided that Suncor shall disclose in its proxy circular such contributions made to any tax exempt organization in which a directorserves as an executive officer, if within the preceding three years, contributions in any single fiscal year from the companyto the organization exceeded the greater of US$1 million, or 2% of such organization’s consolidated gross reserves.

•                  For Audit Committee members only, in order to be considered independent, a member of an Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors or any other board committee, accept directly or indirectly any consulting, advisory, or other compensatory fee from Suncor, provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the company provided that such compensation is not contingent in any way on continued service; and in addition, shall not be an affiliated person of Suncor or any of its subsidiaries.

A director of Suncor will not be considered to have a material relationship with Suncor solely because the individual or his or her immediate family member:

•                  Has previously acted as an interim CEO of Suncor; or

•                  Acts, or has previously acted, as chair or vice chair of the board of directors of any board committees on a part-time basis; or

•                  Sits on the board of directors or as a trustee or in an equivalent capacity, of another company, firm or other entity, which has a business relationship with Suncor, provided that the individual’s remuneration from the other entity is not personally material to that individual, the individual is not involved in negotiating, managing, administering or approving contracts between Suncor and the other entity, and the individual otherwise is in compliance with the board’s conflict of interest policy with respect to contracts between Suncor and that other entity.